UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

Sanhedrin Boulevard,

North Industrial Zone, Yavne 81101, Israel

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        ☒        Form 40-F        ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, October 31, 2013, and entitled “Orbotech Announces Third Quarter 2013 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets at September 30, 2013.

3.	Registrant’s Condensed Consolidated Statements of Income for the Nine and Three Month Periods ended September 30, 2013.

4.	Registrant’s Condensed Consolidated Statements of Cash Flows for the Nine and Three Month Periods ended September 30, 2013.

5.	Registrant’s Reconciliation of GAAP to non-GAAP Results from Continuing Operations for the Nine and Three Month Periods ended September 30, 2013.

6.	Transcript of an earnings conference call hosted by the Registrant to discuss its financial results for the quarter ended September 30, 2013. The transcript has been selectively edited to facilitate the understanding of the information communicated during the conference call. A replay of the conference call can be heard by accessing the investor relations section on the Registrant’s website at www.orbotech.com.

*    *    *    *    *    *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES THIRD QUARTER 2013 RESULTS

•	2013 third quarter:
•	Revenues: increased to $113.4 million
•	Gross margin: improved to 44.6%
•	GAAP net income: $0.28 per share (diluted)
•	Non-GAAP net income: $0.32 per share (diluted)
•	Operating cash flow: $22.7 million
•	2013 guidance:
•	Revenues for 2013: approximately $440 million

YAVNE, ISRAEL — October 31, 2013 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the third quarter and nine months ended September 30, 2013.

Commenting on the results, Asher Levy, Chief Executive Officer, said: “We are pleased to report a strong third quarter, in which we posted increased revenues and improved gross margins and operating income. While revenues from our traditional PCB business were slightly lower than in the second quarter, we posted record quarterly revenues of more than $10 million in our electronics component manufacturing business. In the FPD industry, we are seeing increased activity as manufacturers solidify their investment plans, particularly in China. Our service organization continues to provide highest quality service to our customers, as is clearly reflected in our results for the quarter which included record service revenues. As we previously announced, Orbotech has recently established two new corporate units: ‘Strategy and Business Development’ and ‘Global Product Organization’. We believe that these new business units better position the Company in pursuing selective strategic business transactions, including acquisitions of related businesses, as part of its corporate strategy, and in continuing to provide our customers with innovative solutions.”

Revenues for the third quarter of 2013 totaled $113.4 million, compared to $108.8 million in the second quarter of 2013 and $95.6 million in the third quarter of 2012. GAAP net income for the third quarter of 2013 was $11.9 million, or $0.28 per share (diluted), compared to GAAP net income of $10.5 million, or $0.24 per share (diluted) in the second quarter of 2013 and GAAP net loss of $45.7 million, or $1.05 per share, in the third quarter of 2012.

GAAP net loss for the third quarter of 2012 reflected: (a) a non-cash impairment charge of $30.0 million relating to intangible assets allocated to the Company’s flat panel display (“FPD”) business; (b) a write-down of inventories and a provision for open commitments in the amount of $14.3 million; and (c) $1.7 million of costs in connection with the Korean litigation, which were recorded in general and administrative expenses.

Non-GAAP net income for the third quarter of 2013 was $13.6 million, or $0.32 per share (diluted), compared to non-GAAP net loss of $12.3 million, or $0.28 per share, in the third quarter of 2012.

Revenues for the first nine months of 2013 totaled $317.8 million, compared to $289.9 million recorded in the first nine months of 2012. GAAP net income for the first nine months of 2013 was $27.4 million, or $0.63 per share (diluted), compared to GAAP net loss of $44.8 million, or $1.03 per share, in the first nine months of 2012.

Non-GAAP net income for the first nine months of 2013 was $32.9 million, or $0.76 per share (diluted), compared to non-GAAP net loss of $1.7 million, or $0.04 per share, in the first nine months of 2012. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

In the Company’s Production Solutions for Electronics Industry segment, sales of equipment to the printed circuit board (“PCB”) industry were $45.5 million in the third quarter of 2013, compared to $51.1 million in the second quarter of 2013 and $40.3 million in the third quarter of 2012; and sales of equipment to the FPD industry were $26.5 million in the third quarter of 2013, compared to $20.2 million in the second quarter of 2013 and $15.2 million in the third quarter of 2012. In the Company’s Recognition Software segment, sales were $2.3 million in the third quarter of 2013, compared to $1.7 million in the second quarter of 2013 and $2.0 million in the third quarter of 2012. Service revenue for the third quarter of 2013 reached a quarterly record $39.1 million, compared to $35.8 million in the second quarter of 2013 and $38.1 million in the third quarter of 2012.

The Company completed the quarter with cash, cash equivalents, short-term bank deposits and marketable securities of $221.1 million and debt of $8 million. The Company generated cash of $22.7 million from continuing operations in the third quarter of 2013.

To date, the Company has repurchased approximately 2.3 million of its Ordinary Shares, at a total cost of approximately $26.0 million, under the share repurchase program originally approved in November 2012. Pursuant to approval granted by its Board of Directors, the Company will continue to repurchase shares, up to the originally approved total of $30 million. Such purchases will be subject, among other things, to the share price and market conditions and will be made in accordance with all applicable laws and regulations.

The initial trial in the criminal proceeding against the Company’s Korean subsidiary and certain of its employees is in its final stage. The district court decision is currently expected by the end of November, subject to change depending on the court’s schedule. Orbotech continues to have faith in the judicial process and believes that it has safeguarded customers’ information from inappropriate disclosure in all circumstances. While the Company continues to incur fees and expenses in connection with this matter, the fiscal effect in the third quarter of 2013 was not material.

Due to the elimination of the proportionate method of consolidation for joint ventures under applicable Israeli GAAP, which became effective on January 1, 2013, commencing from the first quarter of 2013 Orbotech Ltd. began to account for its 50% interest in the Frontline P.C.B. Solutions Limited Partnership (“Frontline”), the joint venture owned equally by Orbotech Ltd. and Mentor Graphics Development Services (Israel) Ltd.) with respect to computer-aided manufacturing and engineering solutions for PCB production, using the equity method. As a result, the Company now reports its investment in Frontline as a one line item within investments and other non-current assets in the Company’s consolidated balance sheets; and its share of earnings on one line in its consolidated statement of operations. This presentation has been applied in the Company’s financial statements for all prior periods for consistency. The Company’s share in the earnings of Frontline was presented under operating income since Frontline is integrated into the operations of the Company.

An earnings conference call for the Company’s third quarter 2013 results is scheduled for Thursday, October 31, 2013, at 9:00 a.m. EST. The dial-in number for the conference call is 517-308-9494, and a replay will be available on telephone number 203-369-1354 until November 15, 2013. The pass code is Q3. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components. Today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the timing, terms and success of any strategic transaction, the outcome and impact of the pending criminal matter and ongoing investigation in Korea, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean Matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean Matter, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2012. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2013

	September 30 2013	December 31 2012*
	U. S. dollars in thousands
Assets
Current Assets:
Cash and cash equivalents	162,816	256,663
Short-term bank deposits	43,013	3,014
Marketable securities	7,756	2,238
Accounts receivable:
Trade	184,272	164,482
Other	32,553	29,836
Deferred income taxes	6,977	7,862
Inventories	92,936	93,854

Total current assets	530,323	557,949

Investments and Non-current Assets:
Marketable securities	7,474	12,788
Funds in respect of employee rights upon retirement	10,742	10,598
Deferred income taxes	16,250	13,634
Other long-term investments	8,703	7,592

	43,169	44,612

Property, plant and equipment, net	27,445	24,559

Goodwill	12,444	12,444

Other intangible assets, net	11,412	14,442

	624,793	654,006

Liabilities and equity
Current Liabilities:
Current maturities of long-term bank loan	8,000	64,000
Accounts payable and accruals:
Trade	32,413	27,472
Other	58,946	53,698
Deferred income	21,870	17,388

Total current liabilities	121,229	162,558
Long-Term Liabilities:
Liability for employee rights upon retirement	25,781	25,221
Deferred income taxes	2,238	2,236
Other tax liabilities	17,909	16,478

Total long-term liabilities	45,928	43,935

Total liabilities	167,157	206,493

Equity:
Share capital	2,115	2,102
Additional paid-in capital	279,215	274,856
Retained earnings	255,955	228,569
Accumulated other comprehensive income	358	628

	537,643	506,155
Less treasury shares, at cost	(79,981)	(59,151)

Total Orbotech Ltd. shareholders' equity	457,662	447,004
Non-controlling interest	(26)	509

Total equity	457,636	447,513

	624,793	654,006

*	Applying Equity Based Method to 50% interest in the Frontline P.C.B. Solutions Limited Partnership

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2013

	9 months ended September 30		3 months ended September 3 0		12 months ended December 31
	2013	2012*	2013	2012*	2012*
	U.S. dollars in thousands (except per share data)
Revenues	317,760	289,883	113,435	95,569	387,008
Cost of revenues	180,507	172,956	62,893	59,151	233,447
Write-down of inventories		14,255		14,255	14,255

Gross profit	137,253	102,672	50,542	22,163	139,306
Research and development costs — net	50,973	51,734	17,640	17,174	68,703
Selling, general and administrative
Expenses	53,776	55,583	18,992	18,709	73,051
Equity in earnings of frontline	(3,969)	(5,352)	(1,622)	(1,632)	(6,764)
Amortization of intangible assets	3,030	8,916	1,010	2,852	9,907
Restructuring charges		1,918			5,063
Impairment of intangible assets		29,980		29,980	30,142

Operating income (loss)	33,443	(40,107)	14,522	(44,920)	(40,796)
Financial expenses — net	1,052	5,247	504	1,808	5,120

Income (loss) from operations before taxes on income	32,391	(45,354)	14,018	(46,728)	(45,916)
Taxes on income (tax benefit)	5,434	222	2,299	(742)	456

	26,957	(45,576)	11,719	(45,986)	(46,372)
Share in losses of associated company	183	115	69	50	165

Net income (loss)	26,774	(45,691)	11,650	(46,036)	(46,537)
Net loss attributable to the non-controlling interest	(612)	(846)	(225)	(342)	(958)

Net income (loss) attributable to Orbotech Ltd.	27,386	(44,845)	11,875	(45,694)	(45,579)

Earnings per share:
Income (loss) from operations:
Basic	$0.64	($1.03)	$0.28	($1.05)	($1.05)

Diluted	$0.63	($1.03)	$0.28	($1.05)	($1.05)

Weighted average number of shares used in computation of earnings per share — in thousands:
Basic	42,819	43,482	42,248	43,537	43,501

Diluted	43,450	43,482	43,113	43,537	43,501

*	Applying Equity Based Method to 50% interest in the Frontline P.C.B. Solutions Limited Partnership

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2013

	9 months ended September 30		3 months ended September 30		12 months ended December 31
	2013	2012*	2013	2012*	2012*
	U.S. dollars in thousands
Cash flows from operating activities:
Net income (loss)	26,774	(45,691)	11,650	(46,036)	(46,537)
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,715	14,690	3,581	4,778	17,919
Impairment of Intangible assets		29,980		29,980	30,142
Compensation relating to equity awards granted to employees and others — net	2,311	2,286	674	480	3,070
Increase (decrease) in liability for employee rights upon retirement	560	730	1,194	626	(640)
Deferred income taxes	(1,729)	(3,670)	(418)	(2,471)	(5,440)
Non-cash expenses in respect of restructuring		601			601
Capital gain from disposal of equipment		24		75
Amortization of premium and accretion of discount on marketable securities, net	312		94		588
Equity in earnings of Frontline, net of dividend received	731	(1,410)	(423)	(81)	(1,232)
Other	405	1,084	69	738	1,498
Decrease (increase) in accounts receivable:
Trade	(19,790)	16,780	1,013	2,876	31,725
Other	(3,019)	(1,863)	(1,060)	(460)	(2,708)
Increase (decrease) in accounts payable and accruals:
Trade	4,941	2,354	(1,431)	4,975	(4,789)
Deferred income and other	11,980	(15,170)	9,022	664	(14,679)
Decrease (increase) in inventories	811	7,574	(1,311)	11,504	11,925

Net cash provided by operating activities	34,002	8,299	22,654	7,648	21,443

Cash flows from investing activities:
Purchase of property, plant and equipment	(10,206)	(6,475)	(3,701)	(3,047)	(9,484)
Withdraw (placement) of bank deposits	(39,999)	115,584	10,500	50,010	142,278
Purchase of marketable securities	(516)	(14,935)	(189)		(15,614)
Other investment	(2,250)		(2,050)
Proceeds from disposal of property, plant and equipment					3,034
Decrease (increase) in funds in respect of employee rights upon retirement	(186)	(189)	(63)	40	(254)

Net cash provided by (used in) investing activities	(53,157)	93,985	4,497	47,003	119,960

Cash flows from financing activities:
Repayment of long-term bank loan	(56,000)	(24,000)	(8,000)	(8,000)	(32,000)
Employee stock options exercised	2,138	662	1,228	51	719
Acquisition of treasury shares	(20,830)		(9,137)		(1,959)

Net cash used in financing activities	(74,692)	(23,338)	(15,909)	(7,949)	(33,240)

Net increase (decrease) in cash and cash equivalents	(93,847)	78,946	11,242	46,702	108,163
Cash and cash equivalents at beginning of period	256,663	148,500	151,574	180,744	148,500

Cash and cash equivalents at end of period	162,816	227,446	162,816	227,446	256,663

*	Applying Equity Based Method to 50% interest in the Frontline P.C.B. Solutions Limited Partnership

7

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS FROM CONTINUING OPERATIONS

FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2013

	9 months ended September 30		3 months ended September 30		12 months ended December 31
	2013	2012*	2013	2012*	2012*
	U.S. dollars in thousands (except per share data)
Reported operating income (loss) on GAAP basis	33,443	(40,107)	14,522	(44,920)	(40,796)

Equity based compensation expenses	2,311	2,230	674	480	3,070
Restructuring charges		1,918			5,063
Impairment of Intangible assets		29,980		29,980	30,142
Amortization of intangible assets	3,030	8,916	1,010	2,852	9,907

Non-GAAP operating income	38,784	2,937	16,206	(11,608)	7,386

Reported net income (loss) attributable to Orbotech Ltd. on GAAP basis	27,386	(44,845)	11,875	(45,694)	(45,579)

Equity based compensation expenses	2,311	2,230	674	480	3,070
Amortization of intangible assets	3,030	8,916	1,010	2,852	9,907
Restructuring charges, net of tax credit		1,918			4,593
Impairment of Intangible assets		29,980	0	29,980	30,142
Share in losses of associated company	183	115	69	50	165

Non-GAAP net income (loss) from operations	32,910	(1,686)	13,628	(12,332)	2,298

Non-GAAP earnings per diluted share	$0.76	$(0.04)	$0.32	$(0.28)	$0.05

Shares used in earnings per diluted share calculation-in thousands	43,450	43,482	43,113	43,537	44,071

*	Applying Equity Based Method to 50% interest in the Frontline P.C.B. Solutions Limited Partnership

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income from continuing operations and non-GAAP net income from continuing operations per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization and impairment of intangibles; (iii) discontinued operations; (iv) restructuring charges; and/or (v) share in losses of associated company. Management uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. The reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures are set forth below. For a detailed explanation of the adjustments made to comparable GAAP measures, please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges, share in losses/profits of associated companies and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as equity compensation and amortization of intangible assets) as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. For more information about these items, see the Reconciliation and the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2012.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-603-289-7937
+972-8-942-3560

MANAGEMENT PARTICIPANTS

Adrian Auman Orbotech Ltd. — Corporate VP, IR

Asher Levy Orbotech Ltd. — CEO

Amichai Steimberg Orbotech Ltd. — President & COO

Doron Abramovitch Orbotech Ltd. — EVP, CFO

PRESENTATION

Operator

Thank you for standing by and welcome to the Orbotech Ltd. Q3 2013 conference call. At this time all participants are in a listen-only mode. (Operator Instructions).

Today’s conference is being recorded. If you have any objections you may disconnect at this time. Now I will turn the meeting over to Mr. Adrian Auman. Sir, you may begin.

Adrian Auman — Orbotech Ltd. — Corporate VP, IR

Thank you, operator. And good morning. This is Adrian Auman, Corporate Vice President at Orbotech. Joining me on the call today are Asher Levy, Chief Executive Officer; Amichai Steimberg, President and Chief Operating Officer; and Doron Abramovitch, Chief Financial Officer.

Before starting the call, I would like to inform everyone that management will be presenting at the RBC Capital Markets Technology, Internet, Media, and Telecommunications Conference in New York City on November 13.

You should have all received a copy of the press release which was issued earlier today. If you’ve not received this release, please refer to Orbotech’s website at www.Orbotech.com.

Now before starting the call I would like to mention that certain statements that are not historical or forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words estimate, project, intend, expect, believe and similar expressions are intended to identify forward-looking statements. And these forward-looking statements involve known and unknown risk and some uncertainties.

Any factors could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such forward-looking information. Additional information regarding risks and uncertainties associated with the Company’s business are included in, but not limited to the Company’s reports filed from time to time with the SEC.

With that said, I’d like to turn the call over to Asher Levy.

Asher Levy — Orbotech Ltd. — CEO

Hello everyone, and thank you for joining us today. We had a solid quarter. Total revenues were on track and we enjoyed a record quarter for service revenues.

We are especially pleased with our service business. We have put a lot of effort into it and our customers are responding accordingly.

Gross margins were particularly strong this quarter, a reflection of strong ECM sales, a favorable mix within FPD, the improved efficiency of our service business and our strong operating leverage. Much of this is the result of management decisions taken over the last few quarters.

Turning now specifically to our PCB business, late last quarter the traditional PCB market is a bit soft. This is a reflection of the somewhat reduced demand for smart mobile devices. However, by the end of the third quarter, we began to see signs of improvement and capacity utilization is now increasing.

We had an especially encouraging quarter in ECM, the electronic component manufacturing, where we did $10.1 million. This is an important growth area for us. We currently address mostly the touchscreen market, but starting to see initial results in other areas.

Our experience in ECM shows that with some modifications, Orbotech existing technologies and solutions are very relevant to new growth opportunities outside of the traditional PCB market. We sold this quarter 39 direct imaging systems and remain on track for about 160 to 170 systems for the year. We are pleased with our performance in direct imaging and continue to invest heavily here. This is another important growth area for us.

During the third quarter we received initial orders for our new Paragon-Xpress 50 laser direct imaging system, for HDI Flex, and rigid-flex applications down to 15 microns. Initial customer feedback has been very positive. And last week, we introduced a new AOI system, the Ultra Fusion 600. This system is designed for high-speed inspection of High C substrates down to 5 microns. We have high expectations for this product.

Finally, I want to note that we had another solid quarter in Korea and are heading toward a record year there in PCB.

Moving now to the FPD market. In FPD we saw good sequential and year-over-year growth. This reflects improving conditions and increased activity. Plans in China continue to firm, and we expect sequential growth in Q4. We enjoy a loyal installed base and margins reflect the positive sales mix.

We continue to expect a verdict in the Korean matter by the end of November. Our strong buyback program, our stock buyback program which began almost a year ago is nearing its completion. As of today, we have repurchased approximately 2.3 million shares. That’s about $26 million. We expect to get about $30 million by the end of this year.

During the third quarter, we began to implement the two new organizations we recently announced — the global product organization and the strategy and business development group. Our strong cash balance put our strategy and business development unit in a good position to consider external, inorganic growth opportunities in adjacent markets.

To sum up, we are satisfied with our results this quarter. We demonstrated our significant operating leverage, and the measures we took to improve profitability were clearly effective. Our efforts in our service business continue to bear fruit and we are pleased with our progress in important growth areas like ECM and direct imaging.

We expect full-year revenues to approximate $440 million.

Now let me turn it over to Doron, our Chief Financial Officer.

Doron Abramovitch — Orbotech Ltd. — CFO

Thank you, Asher and good morning to everyone. As Asher said, we had a solid quarter. Revenues grew from $108.8 million in the second quarter to $113.4 million in the third quarter.

We enjoyed improved gross margins in this quarter. We are also benefiting our improved operating leverage which resulted from the significant measures we took last year to reduce our breakeven level.

Let me start with the key financial results. Revenues for the third quarter were $113.4 million, meeting the guidance we provided. Gross margin for the quarter improved to 44.6%, up from the 42.8% in the second quarter of this year.

Our service revenues for the quarter increased to a record $39.1 million and we are still targeting to meet a total of $148 million. Non-GAAP income of $13.6 million or $0.32 per share diluted; GAAP net income of $11.9 million or $0.28 per share diluted. Cash flow from operations of $22.7 million and net position of $213.1 million at the end of the third quarter.

Now I would like to give the basic numbers for those who may not have the press release in front of them. Revenues totaled $113.4 million compared to $108.8 million in the second quarter of 2013 and $95.6 million in the third quarter of 2012.

61% of our sales of equipment in this quarter were to the PCB industry and totaled $45.5 million, compared to 70% or $40.3 million in the third quarter of 2012. 36% of our total quarterly sales of equipment were to the FPD industry, totaling $26.5 million compared to 26% or $15.2 million in the third quarter of last year.

In terms of geographical distribution, I want to emphasize that this quarter 47% of our product revenues were generated in China and 16% in Korea. As Asher mentioned, we had another record year for PCB product sales in Korea in 2013.

Service revenues for the third quarter of 2013 were 34% of total revenues or $39.1 million, compared to 33% or $35.9 million in the second quarter. We are targeting to reach a total of $148 million.

GAAP net income for the third quarter of 2013 was $11.9 million or $0.28 per share diluted, compared to GAAP net loss of $45.7 million or $1.05 per share in the third quarter of 2012.

My remaining comments will focus on the non-GAAP financials for the third quarter of 2013. The main differences between the GAAP and non-GAAP results for the quarter are stock compensation expenses and amortization of intangible assets.

Non-GAAP net income was $13.6 million or $0.32 per share diluted compared to non-GAAP net [income of $12.4 million] or [$0.29] per share diluted in the [second] quarter of 2013.

Gross margins for the quarter were 44.6%, up from the second quarter, and exceeded our expectations. This increase resulted from the record $10 million ECM product revenues which carry with them higher gross margins than the traditional PCB industry product sales, favorable mix of FPB product revenue and increased service revenues on a fixed service infrastructure.

Our gross margin guidance for Q4 is 43% to 44%. Our operating expenses were $35.2 million and we expect them to be approximately $35.5 million to $36.5 million in the fourth quarter.

We have been negatively affected by the strong Israeli shekel, which has the effect of increasing our OpEx in Israel. As a result of the above, our operating margins for the third quarter increased to 12.8%, up from the 11.1% in the second quarter.

Our balance sheet remains strong. We ended the quarter with approximately $213 million in net cash. We had strong collections this quarter that resulted in an operating cash flow of $22.7 million for the quarter.

As to our share buyback program which began last December, as of today, we have repurchased approximately 2.3 million shares at a cost of approximately $26 million. The program is for up to a total of $30 million until the end of 2013.

The initial trial and criminal proceeding against the Company’s Korean subsidiary and certain of its employees is in its final stage. The Company continues to incur fees and expenses in connection with this matter. Part of it is offset by the insurance. The fiscal effect in the third quarter of 2013 was not material.

We had a strong quarter in which we posted increased revenue and strong growth in operating margins. This reflected both record ECM and record service revenues as resulted in the strong results.

I will conclude by reiterating the guidance of approximately $440 million in revenues for 2013. That concludes my comment, and I will now turn the call over to Adrian Auman.

Adrian Auman — Orbotech Ltd. — Corporate VP, IR

Operator, we are ready to take questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Joseph Wolf, Barclays.

Joseph Wolf — Barclays Capital — Analyst

Just before I ask a real question, just a housekeeping. You ran through some numbers which I think were guidance for the fourth quarter, including the gross margin and I think operating expense. Would you mind repeating those two numbers?

Doron Abramovitch — Orbotech Ltd. — CFO

Yes, the gross margin will be 43% to 44% in the fourth one,. and the OpEx will be between $35.5 million to $36.5 million.

Joseph Wolf — Barclays Capital — Analyst

Okay, perfect. So I had a question about the flat panel or the LCD market, flat panel market. Corning and Samsung are dissolving a very old JV. And I’m wondering if you believe that there’ll be any impact on the expansion plans in that market, especially since they commented that they may not invest $600 million that had been earmarked for China, or whether you just think that that’s a company-specific thing and we are seeing strength in the flat panel market?

Asher Levy — Orbotech Ltd. — CEO

Hi Joseph, this is Asher. Yes, we read all the information that was available about this transaction between Samsung and Corning. As of to date, we still don’t fully understand the future potential implications of that.

In terms of new plans for new facilities or expansion of existing lines, I think there is no new information yet about the impact of that on any future plans, so a bit difficult for me to relate to it at this point of time. I think the only thing I can say is that we still see these strong plans to continue and invest in China in 2014 and 2015, which keeps us somewhat even more optimistic about this industry and the opportunity for Orbotech for the next couple of years.

Joseph Wolf — Barclays Capital — Analyst

Okay, great. And then I guess a second question is with the services revenue with that performance, and I guess the guidance for $148 million, it feels like you’re at about a $40 million per quarter run rate for at least the second half of 2013. Is that a number we can extrapolate? Or could you go into a little bit about how those services are being sold now, the differences you put into place and what we can expect in terms of that business going forward?

Doron Abramovitch — Orbotech Ltd. — CFO

For planning purposes, as you said, I think the current level of business is something that you can extrapolate and calculate into 2014 numbers.

Joseph Wolf — Barclays Capital — Analyst

Okay, and then just one last question, I’m sorry. If you look at the operating leverage and the higher run rate, which I guess is about now over $120 million per quarter, is there a change to the kind of leverage you can pull from that? Do you have to reinvest after last year’s realignments? Or are you still positioned to add a bit more revenue before new investment needs to be made?

Doron Abramovitch — Orbotech Ltd. — CFO

Basically we mentioned it and we continue to mention the breakeven level, something like $350 million, probably could be adjusted a bit because of the mix and other aspects that we need to take into consideration. But the main idea, and if we take out the effect of the shekel, the main idea is that we would keep the same level and we continue to enjoy this leverage.

Joseph Wolf — Barclays Capital — Analyst

Perfect, thank you.

Operator

Mahesh Sanganeria, RBC Capital Markets.

Mahesh Sanganeria — RBC Capital Markets — Analyst

Thank you very much. Asher, on the flat-panel business, what kind of visibility do you have looking into the next year? There’s always some noise of the oversupply in the flat panel market. So could you give us more color as to what do you see for next year?

Asher Levy — Orbotech Ltd. — CEO

First of all, we are expecting very good 2013 for our flat panel display business. We have to take that into perspective because 2012 was a very bad year.

Based on the plans that we see right now — and we are very closely engaged in some discussions, spec discussions with some of our customers about their planned for 2014 and even to a certain extent plans for beyond 2014 — we expect to see another growth also in 2014. So we remain somewhat optimistic that the growth that we saw in 2013 will continue, maybe not as strong as we saw this year.

But definitely we have more optimistic view about 2014 because I think we have good visibility to the growth opportunities we see in the market. And as I said, especially the flat panel display market, our spec discussions, configuration with customers, normally are starting six to nine months before we expect to deliver equipment.

So I think our visibility is quite good. At this point of time, things can change. But at this point of time I think we have quite good visibility into 2014 in the display.

Mahesh Sanganeria — RBC Capital Markets — Analyst

Okay that’s very helpful. And on the PCB side, as you pointed out, there is definitely an inventory correction in the high-end, high-end smart phone segment and that Q3 has reflected that.

But I would say that — I would have thought that Q4 is a seasonally weaker quarter. But you think things are looking better. Can you give us an idea what’s driving that?

Asher Levy — Orbotech Ltd. — CEO

First, the third quarter was a bit soft as I said. And looking at our pipeline right now we see better opportunities and stronger opportunities.

We think that the recent announcement about several new smart mobile devices are fueling some higher level of activity in the market. Also some of the newer equipment that we’ve announced recently, both for PCB as well as for our ECM which was still part of the PCB, will potentially generate additional sales in Q4.

Mahesh Sanganeria — RBC Capital Markets — Analyst

Okay. And one question on your cash; you have a pretty healthy cash level and your stock buyback is coming to an end, and definitely you not getting credit for that cash on the balance sheet.

What do you see as the most likely use of cash in next year? Do you see opportunity for acquisitions in the sector? Or is it going to be more focused towards buyback? It will be helpful to understand that.

Asher Levy — Orbotech Ltd. — CEO

I think the message we were trying to convey with be establishment of the strategy and business development is that we are ready now to actively search — approach new growth opportunities in adjacent markets. I think there are some very relevant opportunities that we need to consider. And therefore I think that looking forward, the better use of that cash balance that we have is to support future growth opportunities in what we call an external inorganic directions.

Mahesh Sanganeria — RBC Capital Markets — Analyst

Okay, that’s very helpful, thank you very much.

Operator

(Operator Instructions) Andrew Abrams, JG Capital.

Andrew Abrams — JG Capital — Analyst

Hi, just a couple of questions. On the ECM side, the margins there, are they appreciably better or just marginally better than what you would normally consider your PCB margins?

Asher Levy — Orbotech Ltd. — CEO

They are better.

Andrew Abrams — JG Capital — Analyst

I mean is it significant enough that $10 million in the quarter made a significant difference to margins? Or is that a more general improvement in margins?

Asher Levy — Orbotech Ltd. — CEO

Definitely had an impact.

Andrew Abrams — JG Capital — Analyst

Okay. And the FPD revenues that you booked in the third quarter and will continue, probably, into the fourth quarter — are those pretty exclusively China fab builds? Or is there other kind of rebuilds or line expansions outside of China in those numbers?

Asher Levy — Orbotech Ltd. — CEO

The major part of that is obviously in China. But we have bookings that we will be converted to revenues in the future also in Taiwan, and by the way also in Korea. We also have some new bookings also in Korea.

Andrew Abrams — JG Capital — Analyst

Okay, and that leads me to the next question. Would you expect once your issues with the Korean government are finalized in November, would you expect to see a change in your ability to do business in Korea, assuming that it would get better going forward?

Amichai Steimberg — Orbotech Ltd. — President and Chief Operating Officer

I think it pretty much depends on the business environment, and if the business environment and the additional investment in Korea will actually happen, we really hope that we will be able to be part of this.

Andrew Abrams — JG Capital — Analyst

So there’s nothing that you know of that’s holding you back at this point? It has to do more with the business environment than it does with anything else at this point. Once the deal is settled you can go forward, and I’m assuming you can go forward and try to obtain more business in Korea if it is possible?

Amichai Steimberg — Orbotech Ltd . — President and Chief Operating Officer

Today as well, and Asher said, even today we are acting there and we’re getting new business there recently on the PCB, but not only, because I should mention the FPD business. We are acting in Korea.

Andrew Abrams — JG Capital — Analyst

And going forward in the FPD business, are you seeing any equipment being delivered — your equipment being delivered into the OLED space, or is it still very exclusive to LCD at this point?

Asher Levy — Orbotech Ltd. — CEO

It’s mostly LCD but also the more high-end technologies of LCD like gesture and the 4K. There are some discussions about utilizing our equipment also for some OLED applications, but we don’t see that yet in real high-volume production.

Andrew Abrams — JG Capital — Analyst

Got it. But I’m assuming that you are in discussions with those people that are putting together lines at this point, in terms of test equipment or associated stuff? Okay.

And are you able to hedge more of the shekel or are you intending to? Or are you going to kind of let that go as it stands right now?

Doron Abramovitch — Orbotech Ltd. — CFO

We have some policy and we follow it, so we are hedging some of the currencies in order to protect ourselves and minimize the risk. Yet with the behavior of the shekel in the last two years, it’s very difficult to — besides the hedging to follow the expenses. It hits the expense no matter what will happen. So we do hedge. But there is an impact on the strong shekel on our results.

Andrew Abrams — JG Capital — Analyst

And lastly in terms of new products, you’ve been very aggressive on putting out new products, especially those in which you have been able to take an existing product and modify it for a new market. Would we expect that to continue into the first and second quarter of next year? Or have you kind of run your course and now you’re going to be marketing more aggressively on the products that have more recently come out?

Asher Levy — Orbotech Ltd. — CEO

It’s basically all of the above. We continue to look for opportunities to leverage on our existing investment in current product and solutions. We have some aggressive plans for new products in the last several months.

We announced the new direct imaging system, the Xpress 50. We announced the new AOI for packaging the fusion ultra 600, new AOI system for our flat screen market, and for 2014 we still have some additional aggressive plans for our new products.

So, at any given point of time it’s a combination of all of the above. Leveraging existing equipment to move our applications, developing and introducing new solutions and will keep pushing our existing solutions as well.

Andrew Abrams — JG Capital — Analyst

Got it, okay. Thanks very much.

Operator

Jonathan Half, Ion.

Jonathan Half — Ion Asset Management — Analyst

I wanted to ask you if you can please elaborate a little bit on your acquisition strategy. Give us maybe some metrics in terms of the size or how much you are willing to spend on acquisitions, expectations or your thoughts regarding dilution or accretion.

When you talk about adjacent markets, when you can elaborate on what you’re looking at in terms of the sectors or markets and be a little bit more specific? Thank you.

Asher Levy — Orbotech Ltd. — CEO

Thank you very much for the question. Clearly, there is a limit on how much I can specifically share information, not also due to its confidentiality, but also since we just recently announced the strategy and business development. But I can share with you some of the principles.

In terms of the type of the deals, we’re looking for deals that would be accretive preferably within one year. We won’t do — look for opportunities that can generate mid to high level of revenues.

Adjacent markets, I can give you one example which we already discussed and gave it, and used that example of several other discussions. One of them is the IC assembly market.

But when I talk about the diversification, it’s not only limited to our mergers or acquisitions. It’s also through this strategy and business development group to look for opportunities to cooperate with other relevant companies.

Jonathan Half — Ion Asset Management — Analyst

Okay. And as far as [ticket sizes] or what you think you feel comfortable in spending at this time, you have a cash of over $200 million —?

Asher Levy — Orbotech Ltd. — CEO

I think we are not limiting ourselves right now to say that we will acquire a company only if it’s up to this level or amount of investment. I think it has to start with the opportunity, how much that opportunity feeds our strategy and vision, whether we see the growth opportunity there is something which is sustainable and the financial aspects of the deal.

I don’t think we will come across a good opportunity that we will have to rule it out. Certainly the type of opportunities that I see as relevant for us in our markets and the adjacent market, I don’t think there are good opportunities that we will have to rule out because it crosses a certain threshold. But as I said, we are still relatively at early stages of building our pipeline for the inorganic adjacent markets.

Jonathan Half — Ion Asset Management—Analyst

Great, thank you. Good luck.

Operator

At this time we are showing no other questions in queue. (Operator Instructions) And we are still not showing any questions in queue. Mr. Auman, did you want to close the call?

At this time this does conclude today’s conference. Thank you for connecting and you may disconnect now.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and
Chief Financial Officer

Date: November 7, 2013